SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 1

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 27, 2020 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the fourth quarter and full year of 2019. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2019 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Net revenue was up 5.7% in 4Q19, with volume increasing by 3.4% and growth in net revenue per hectoliter (NR/hl) of 2.2%. Net revenue was up in Brazil (+2.8%), Central America and the Caribbean (CAC) (+9.8%) and Latin America South (LAS)1 (+13.8%), and was down in Canada (-0.5%). In Brazil, volume was up 4.7% and NR/hl was down 1.8%. In CAC, volume and NR/hl grew by 4.3% and 5.3%, respectively. In LAS, volume was up 0.1% and NR/hl rose by 13.7%. In Canada, while volume declined by 1.5%, NR/hl increased by 1.0%. In the full year, net revenue was up 7.9%, with volume increasing by 2.7% and NR/hl growing by 5.0%.

Cost of goods sold (COGS): In 4Q19, COGS and cash COGS (excluding depreciation and amortization) were up 11.9% and 14.6%, respectively. On a per hectoliter basis, COGS grew by 8.3% while cash COGS was up 10.9%, mainly due to inflationary pressures in Argentina, FX and higher commodities prices. In the full year, COGS and cash COGS increased by 15.3% and 16.8%, respectively. On a per hectoliter basis, COGS rose by 12.2% while cash COGS was up 13.7%.

Selling, general & administrative (SG&A) expenses: In 4Q19, SG&A and cash SG&A (excluding depreciation and amortization) were up 15.2% and 12.3%, respectively, above our weighted average inflation (approximately 8.9%). The increase was mainly driven by inflationary pressure in Argentina, phasing between Q3 and Q4 in Brazil and higher NAB SG&A triggered by the volume growth and investment in our brands. In the full year, SG&A and cash SG&A grew by 7.5% and 6.1%, respectively.

EBITDA, gross margin and EBITDA margin: In 4Q19, EBITDA reached R$ 6,924.7 million, with an organic reduction of 2.7%, with a gross margin of 59.8% (-230bps) and EBITDA margin of 43.7% (-370bps). In the full year, EBITDA was R$ 21,147.1 million (+1.5%), with gross margin and EBITDA margin reaching 58.8% (-260bps) and 40.2% (-260bps), respectively.

Normalized profit and EPS: Normalized profit was R$ 4,633.5 million in 4Q19, 24.4% higher than in 4Q18, due to lower income taxes. Normalized EPS in the quarter was R$ 0.29 (+24.6%). In the full year, normalized profit increased by 8.5%, reaching R$ 12,549.9 million, with normalized EPS of R$ 0.77 (+8.1%).

Cash generation and CAPEX: Cash flow from operating activities in 4Q19 was R$ 9,634.9 million (+9.6%) and CAPEX reached R$ 2,003.9 million (+48.1%). In the full year, cash flow from operating activities totaled R$ 18,381.3 million (+0.2%) and CAPEX increased by 42.0% to R$ 5,069.4 million.

Payout and financial discipline: in 2019, we distributed R$ 7.7 billion in interest on shareholders’ equity, related to the profit generated in 2019. As of December 31, 2019, our net cash position was R$ 8,852.4 million.

1 The impacts on reported figures and organic growth resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, are detailed on the section Financial Reporting in Hyperinflationary Economies - Argentina (page 20).

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 2

Financial highlights - Ambev consolidated	4Q18	4Q19	% As Reported	% Organic	FY18	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,755.8	47,295.7	3.4%	3.4%	158,716.9	163,243.0	2.9%	2.7%
Net revenue	16,017.8	15,856.8	-1.0%	5.7%	50,231.3	52,599.7	4.7%	7.9%
Gross profit	9,972.5	9,477.4	-5.0%	1.9%	30,981.9	30,921.6	-0.2%	3.4%
% Gross margin	62.3%	59.8%	-250 bps	-230 bps	61.7%	58.8%	-290 bps	-260 bps
Normalized EBITDA	7,631.6	6,924.7	-9.3%	-2.7%	21,685.7	21,147.1	-2.5%	1.5%
% Normalized EBITDA margin	47.6%	43.7%	-390 bps	-370 bps	43.2%	40.2%	-300 bps	-260 bps

Profit	3,463.7	4,219.0	21.8%		11,347.7	12,188.3	7.4%
Normalized profit	3,724.7	4,633.5	24.4%		11,561.6	12,549.9	8.5%
EPS (R$/shares)	0.21	0.26	21.9%		0.70	0.75	7.1%
Normalized EPS (R$/shares)	0.23	0.29	24.6%		0.71	0.77	8.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

IFRS 16/CPC 06 (R2) ADOPTION AND 2018 RESTATEMENT

Effective as of January 1, 2019, IFRS 16/CPC 06 (R2) replaced the previous lease accounting requirements and introduced significant changes to the accounting and disclosure of leases which were previously considered as operational. The Company opted for a complete retroactive adoption of IFRS 16/CPC 06 (R2) and, therefore, published its Financial Statements filed with the CVM and submitted to SEC restating 2018 results. For more details, refer to our financial information for the twelve-month period ended December 31, 2019 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

Reported 4Q18 and FY18 results in this press release correspond to the restated financial statements.

MANAGEMENT COMMENTS

In 4Q19, on a consolidated basis, we delivered top line growth of 5.7% to R$ 15,856.8 million with volume and net revenue per hectoliter growing by 3.4% and 2.2%, respectively, as we have been leveraging revenue management initiatives to ensure a more balanced mix between volume and price. Growth from ongoing premiumization was partially offset by advances in our smart affordability strategy and geographic mix. In the full year, top line rose by 7.9% to R$ 52,599.7 million, with volume and net revenue per hectoliter growth of 2.7% and 5.0%, respectively.

EBITDA in the quarter was R$ 6,924.7 million, which represents a decline of 2.7% versus 4Q18, with margin contraction of 370bps to 43.7%. The EBITDA margin was impacted mostly by a higher cost of sales resulting from significant commodity and transactional currency headwinds. In the full year, EBITDA was R$ 21,147.1 million (+1.5%), with EBITDA margin contraction of 260bps to 40.2%.

During 2019 Beer Brazil net revenue grew by 5.6%, and was more balanced, with volume increasing by 3.2% and net revenue per hectoliter going up 2.4%. The topline performance on the second half of the year, combined with meaningful cost pressures arising from commodities and transactional FX, led to an EBITDA decline, which we are not satisfied with.

We continue to execute on our strategic platforms:

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 3

Premiumize at Scale

•        We continue to see premiumization as a trend with significant opportunity for premiumization across our geographies and we have the best portfolio, which will fuel our results over the next several years.

•        In Brazil, the premium segment posted exciting results delivering double-digit growth in 4Q19 and FY19, led by our global brands portfolio.

o   Budweiser, our largest global brand, plays a key role as a bridge for consumers who are trading up towards the premium segment. The brand’s quarter was marked by the 360-campaign, highlighting its functional attributes and inviting consumers to interact in social media.

o   Stella Artois kept its solid growth pace, supported by a new functional campaign highlighting its brewing credentials - a Belgian pure malt beer with noble hops. The brand embraces the food platform and this quarter hosted another proprietary event: Christmas Market in Rio de Janeiro. We also launched Stella Artois Low Gluten, which is the first premium beer to address the health and wellness consumer trend in Brazil.

o   Corona continued with its strong growth momentum. The brand was present in the trendiest New Year’s Eve parties in the country with the Corona Sunset circuit. The brand also produced a 7-episode web-series called “Follow the Sun” on the main summer New Year Eve’s destinations. The show has reached 42 million views to date.

o   Beck’s is starting its roll-out focused on the southeast region of the country. This quarter we launched the 350ml can that addresses different consumption occasions. Beck’s is a legitimate pure malt beer that has followed the German Purity Law since 1873. It has a unique bitter flavor and is the highest selling German lager in the world.

o   The domestic premium and craft portfolio also recorded important results, growing double digits in the quarter as well.

•        Our premium portfolio in CAC delivered another strong quarter, with the premium brands growing by double-digits, led by Corona that grew by double-digits over a meaningful base and Stella Artois that grew by triple-digits. Our premium portfolio in CAC accounts for less than 5% of the total volume of our most important markets, and we believe this provides a large opportunity for future growth of the segment.

•        In LAS, the premium portfolio posted double-digit growth in the quarter, led by global brands and the local premium champions, such as Huari and Patagonia, which is now being sold in Argentina, Chile, Paraguay and Uruguay. Cusqueña posted triple-digit growth in Chile once again, embracing the food platform.

•        Canada’s strategy of premiumization delivered solid growth in 4Q19, driven by Corona, Stella Artois, Hoegaarden and our local craft portfolio.

Differentiate the Core

•        In Brazil, we continue to invest in transformational changes to differentiate our core portfolio:

o   This quarter we did a successful pilot of a new variety of Brahma: Brahma Duplo Malte, a Core Plus pure malt beer brewed with two types of malts. Brahma Duplo Malte reinforces beer expertise and has a positive impact on the brand equity of Brahma. In 2020, we will roll-out Brahma Duplo Malte nationally.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 4

o   Brahma, our classic lager, continued to experience a strong momentum, focusing this quarter on the soccer platform with campaigns targeted for the final game of Copa Conmenbol Libertadores, with strong engagement and positive health.

o   Skol’s quarter was marked by the campaign of Skol Puro Malte for the summer, highlighting that Skol is the perfect beer for the season given its lightness and easy drinking profile. The Skol family volume grew in the fourth quarter, and was stable in the year, due to the successful roll-out of Skol Puro Malte.

o   Bohemia, a Core Plus pure malt lager, posted triple-digit growth for the fourth consecutive quarter and over a meaningful base

•        This quarter’s highlights from CAC included the solid performance of Presidente in the Dominican Republic and of Atlas Golden Light and Balboa Ice brands in Panama. Our Presidente campaigns targeted the baseball platform, the Dominican Republic’s national sport, inviting consumers to enjoy watching the game in stadiums, POC’s and in home. The activations included our sharing size bottle for stadiums and the launch of small packs for single serve, such as the 7oz returnable glass bottle and the 8oz can.

•        In LAS, we continued to invest behind the differentiation of our brands: In Argentina, we launched Quilmes Red Lager, a new variety of our classic lager, while supporting Brahma, our easy drinking lager. In Bolivia, we launched a new Visual Brand Identity for our main brand Paceña. On the core plus segment, Andes Origen continues to grow by double-digits in Argentina.

•        In Canada, within our core portfolio, Bud Light continues to perform well and gained share for the 24th straight year. The mainstream segment in Canada remains under pressure as consumers trade up to higher price tiers and trade out to the ready-to-drink category. Our above core portfolio outperformed the industry once again with Michelob Ultra leading the way, being the #1 share gainer in Canada in 2019.

Drive Smart Affordability

•        Our Brazilian regional beers, Nossa, Magnífica and Legítima, continue to post exciting results, with share gains in the states where they were launched. Magnífica is already the leading brand of the value segment in the state of Maranhão.

•        In Argentina, we are expanding the presence of 340ml returnable bottles across our portfolio.

Drive Operational Excellence

•        We are continuously pursuing operational excellence that delivers both efficiencies and quality through an ecosystem that addresses our clients’ and consumers’ needs.

•        Over the past 12 months we have made significant changes to our structure to focus even more on our clients, more than doubling our NPS in Brazil in this period.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 5

Business Transformation Enabled by Technology

•        Technology has been a key enabler for building an ecosystem at Ambev.

•        Parceiro Ambev, our B2B tool and one of the largest e-commerce platforms in the country, continues to increase its stake in our sales to the on-premise channel, reaching more than 10% of our sales to this channel in 2019.

•        Draftline, our in-house agency, has been instrumental in connecting Ambev and our clients directly to consumers, through a more efficient, strategic and personalized communication, based on real time marketing intelligence and business insights. In 2019, it operated with 8 Brazilian brands and in 2020 it will increase its activities to 22 Brazilian brands and regional offices, with hubs inside our distribution centers. Draftline recently opened offices in Argentina and Canada and will be one of the main drivers of our digital transformation.

Non-Alcoholic Beverages (NAB)

•        In Brazil, we continue to invest in premiumization while also offering affordable options to consumers. We are premiumizing our portfolio with brands such as H2OH!, Tônica, Do Bem and Gatorade. On the affordability side, we are focused on adapting our packaging to specific sales channels. We also continue to make important investments in our main brand, Guaraná Antarctica, having launched its new Visual Brand Identity (VBI) in 4Q19.

Sustainability

•        Brewing quality beer starts with the best ingredients. This requires a healthy and natural environment, as well as thriving communities. We are building a company to last, bringing people together for a Better World, now and for the next 100+ years. That’s why sustainability isn’t just part of our business, it is our business.

•        We have ambitious Sustainability Goals for 2025, which were broken down into five pillars: Water, Climate & Energy, Circular Packaging, Sustainable Agriculture and Smart Drinking.

•        Water is our main input and, therefore, it is at the top of our commitments. In the past 15 years, we reduced the volume of water needed to produce beverages by 46%. Currently, we use 2.92 liters of water to produce 1 liter of beer, which is a global benchmark. We also have a bottled water called AMA, which donates 100% of its profits to give water access to Brazilians in need.

•        Another goal for 2025 is to have 100% of our energy purchased from renewable sources and to reduce carbon footprint throughout our value chain by 25%. We also launched a pioneering partnership with Volkswagen to buy 1,600 electric trucks powered by clean sources until 2023, which will prevent the annual emission of over 30,400 tons of carbon. Additionally, we recently committed to end plastic pollution from our packaging by 2025 through recycling, returnable bottles and R&D.

•        We also have a strong focus on social impact, which includes our volunteering program and our efforts to promote smart drinking. We are not interested in making profit from the improper use of our products and have a solid platform to promote a lasting and healthy relationship with our consumers. Among our initiatives, we have a public-private partnership with the Federal Government for road safety and with the Federal District to reduce the harmful use of alcohol through various initiatives with the Health and Education departments.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 6

OUTLOOK

Looking into 2020, for Beer Brazil we will continue to face cost pressures (our average FX hedging rate for 2020 is of 3.96 BRL/USD versus 3.61 BRL/USD in 2019), albeit to a lesser extent than last year given commodities tailwinds, and we will continue to strive for a balanced top line growth by building on the learnings from 2019.

We expect to resume Beer Brazil EBITDA growth for the full year. However, in 1Q20 we will face the highest cost of goods sold pressure of the year. Coupled with front-loaded sales and marketing investments, this should yield a high teens EBITDA decline in 1Q20. As the year goes by, we foresee our performance to gradually improve, as cost of goods sold pressure subsides, as well as the phasing of sales and marketing expenses normalizes.

As for our other businesses, in NAB Brazil, we will keep investing behind premiumization and health & wellness innovation to continue driving healthy topline growth.

We expect CAC to keep the strong momentum and we remain enthusiastic about the opportunities for the region.

In LAS, we have seen improved topline trends so far in 2020, although the Argentinean macroeconomic environment continues to be volatile and cost pressures remain given FX and inflationary pressures.

And in Canada, despite a soft beer industry, we are excited with our premiumization initiatives, supported by our portfolio, innovation pipeline and our efforts around growing in the “ready-to-drink” category.

We will continue to focus on: (i) becoming more customer and consumer centric; (ii) continuing to strengthen and further develop our portfolio; (iii) leveraging our unmatched distribution capability; (iv) bringing exciting innovations to consumers; (v) bolstering our digital transformation initiatives; and (vi) investing in our people. By successfully executing on our plans, we should deliver a better 2020, as well as create the conditions to drive sustainable growth over the long run.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 7

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	4Q18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Net revenue	16,017.8	(6.7)	(1,225.8)	192.9	878.4	15,856.8	-1.0%	5.7%
Cost of goods sold (COGS)	(6,045.4)	1.9	404.3	(43.1)	(697.0)	(6,379.4)	5.5%	11.9%
Gross profit	9,972.5	(4.8)	(821.5)	149.8	181.4	9,477.4	-5.0%	1.9%
Selling, general and administrative (SG&A)	(3,860.4)	2.0	343.7	(58.0)	(562.1)	(4,134.8)	7.1%	15.2%
Other operating income/(expenses)	250.0		3.2	0.6	64.6	318.3	27.3%	24.9%
Normalized operating income (normalized EBIT)	6,362.1	(2.8)	(474.6)	92.3	(316.1)	5,660.9	-11.0%	-5.1%
Exceptional items above EBIT	(103.3)		9.3	0.7	(237.1)	(330.4)	nm	nm
Net finance results	(1,668.4)					(1,564.3)	-6.2%
Share of results of joint ventures	1.1					(11.2)	nm
Income tax expense	(1,127.8)					463.9	-141.1%

Profit	3,463.7					4,219.0	21.8%
Attributable to Ambev holders	3,360.6					4,099.7	22.0%
Attributable to non-controlling interests	103.1					119.3	15.7%

Normalized profit	3,724.7					4,633.5	24.4%
Attributable to Ambev holders	3,620.4					4,512.7	24.6%

Normalized EBITDA	7,631.6	(2.8)	(615.0)	109.0	(198.2)	6,924.7	-9.3%	-2.7%

Consolidated income statement	FY18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY19	% As Reported	% Organic
R$ million
Net revenue	50,231.3	44.0	(1,648.9)		3,973.3	52,599.7	4.7%	7.9%
Cost of goods sold (COGS)	(19,249.4)	(16.7)	523.1		(2,935.1)	(21,678.2)	12.6%	15.3%
Gross profit	30,981.9	27.3	(1,125.9)		1,038.3	30,921.6	-0.2%	3.4%
Selling, general and administrative (SG&A)	(14,692.0)	(22.8)	485.5		(1,098.2)	(15,327.5)	4.3%	7.5%
Other operating income	947.3		18.3		(87.6)	878.1	-7.3%	-9.2%
Normalized operating income (normalized EBIT)	17,237.3	4.5	(622.1)		(147.6)	16,472.1	-4.4%	-0.9%
Exceptional items above EBIT	(86.4)		16.1		(326.9)	(397.2)	nm	nm
Net finance results	(4,030.3)					(3,109.6)	-22.8%
Share of results of joint ventures	1.0					(22.3)	nm
Income tax expense	(1,773.9)					(754.7)	-57.5%

Profit	11,347.7					12,188.3	7.4%
Attributable to Ambev holders	10,995.0					11,780.0	7.1%
Attributable to non-controlling interests	352.7					408.4	15.8%

Normalized profit	11,561.6					12,549.9	8.5%
Attributable to Ambev holders	11,219.4					12,139.0	8.2%

Normalized EBITDA	21,685.7	4.5	(858.4)		315.3	21,147.1	-2.5%	1.5%

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 8

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean (CAC), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 9

AMBEV CONSOLIDATED

We delivered R$ 15,856.8 million of net revenue (+5.7%) and R$ 6,924.7 million of EBITDA (-2.7%) during the quarter.

In FY19, net revenue totaled R$ 52,599.7 million (+7.9%) and EBITDA, R$ 21,147.1 million (+1.5%).

Ambev	4Q18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	45,755.8				1,540.0	47,295.7	3.4%	3.4%

Net revenue	16,017.8	(6.7)	(1,225.8)	192.9	878.4	15,856.8	-1.0%	5.7%
Net revenue/hl (R$)	350.1	(0.1)	(25.9)	3.4	7.8	335.3	-4.2%	2.2%
COGS	(6,045.4)	1.9	404.3	(43.1)	(697.0)	(6,379.4)	5.5%	11.9%
COGS/hl (R$)	(132.1)	0.0	8.5	(0.4)	(11.0)	(134.9)	2.1%	8.3%
COGS excl. deprec. & amort.	(5,220.2)	1.9	308.4	(26.2)	(739.0)	(5,675.1)	8.7%	14.6%
COGS/hl excl. deprec. & amort. (R$)	(114.1)	0.0	6.5	(0.1)	(12.4)	(120.0)	5.2%	10.9%
Gross profit	9,972.5	(4.8)	(821.5)	149.8	181.4	9,477.4	-5.0%	1.9%
% Gross margin	62.3%					59.8%	-250 bps	-230 bps
SG&A excl. deprec. & amort.	(3,416.0)	2.0	299.2	(58.2)	(402.2)	(3,575.3)	4.7%	12.3%
SG&A deprec. & amort.	(444.4)		44.6	0.2	(159.9)	(559.5)	25.9%	38.6%
SG&A total	(3,860.4)	2.0	343.7	(58.0)	(562.1)	(4,134.8)	7.1%	15.2%
Other operating income/(expenses)	250.0		3.2	0.6	64.6	318.3	27.3%	24.9%
Normalized EBIT	6,362.1	(2.8)	(474.6)	92.3	(316.1)	5,660.9	-11.0%	-5.1%
% Normalized EBIT margin	39.7%					35.7%	-400 bps	-400 bps
Normalized EBITDA	7,631.6	(2.8)	(615.0)	109.0	(198.2)	6,924.7	-9.3%	-2.7%
% Normalized EBITDA margin	47.6%					43.7%	-390 bps	-370 bps

Ambev	FY18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	158,716.9	188.1			4,338.0	163,243.0	2.9%	2.7%

Net revenue	50,231.3	44.0	(1,648.9)		3,973.3	52,599.7	4.7%	7.9%
Net revenue/hl (R$)	316.5	(0.1)	(10.1)		15.9	322.2	1.8%	5.0%
COGS	(19,249.4)	(16.7)	523.1		(2,935.1)	(21,678.2)	12.6%	15.3%
COGS/hl (R$)	(121.3)	0.0	3.2		(14.8)	(132.8)	9.5%	12.2%
COGS excl. deprec. & amort.	(16,564.1)	(16.7)	360.5		(2,785.4)	(19,005.8)	14.7%	16.8%
COGS/hl excl. deprec. & amort. (R$)	(104.4)	0.0	2.2		(14.3)	(116.4)	11.6%	13.7%
Gross profit	30,981.9	27.3	(1,125.9)		1,038.3	30,921.6	-0.2%	3.4%
% Gross margin	61.7%					58.8%	-290 bps	-260 bps
SG&A excl. deprec. & amort.	(12,928.8)	(22.8)	411.7		(785.0)	(13,324.9)	3.1%	6.1%
SG&A deprec. & amort.	(1,763.1)		73.8		(313.2)	(2,002.6)	13.6%	17.8%
SG&A total	(14,692.0)	(22.8)	485.5		(1,098.2)	(15,327.5)	4.3%	7.5%
Other operating income/(expenses)	947.3		18.3		(87.6)	878.1	-7.3%	-9.2%
Normalized EBIT	17,237.3	4.5	(622.1)		(147.6)	16,472.1	-4.4%	-0.9%
% Normalized EBIT margin	34.3%					31.3%	-300 bps	-280 bps
Normalized EBITDA	21,685.7	4.5	(858.4)		315.3	21,147.1	-2.5%	1.5%
% Normalized EBITDA margin	43.2%					40.2%	-300 bps	-260 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 10

BRAZIL

In 4Q19, we delivered R$ 3,998.3 million of EBITDA in Brazil (-6.6%), with EBITDA margin of 45.0% (-450bps). Net revenue was up 2.8%, with volume increase of 4.7% and NR/hl decline of 1.8%. Cash COGS and cash COGS/hl were up 14.1% and 9.0%, respectively, while cash SG&A increased by 8.7%.

In FY19, net revenue in Brazil was up 7.1%, with volume increasing by 5.1%. EBITDA declined by 4.5%, with EBITDA margin contraction of 500bps to 40.9%. Cash COGS/hl increased by 18.4%, above our guidance of mid-teens growth, mainly due to package mix, driven by Beer Brazil.

Brazil	4Q18	Scope	Currency Translation	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	29,985.2			1,406.6	31,391.8	4.7%	4.7%

Net revenue	8,650.3			243.1	8,893.4	2.8%	2.8%
Net revenue/hl (R$)	288.5			(5.2)	283.3	-1.8%	-1.8%
COGS	(3,214.8)			(390.5)	(3,605.3)	12.1%	12.1%
COGS/hl (R$)	(107.2)			(7.6)	(114.8)	7.1%	7.1%
COGS excl. deprec. & amort.	(2,816.7)			(397.2)	(3,213.9)	14.1%	14.1%
COGS/hl excl. deprec. & amort. (R$)	(93.9)			(8.4)	(102.4)	9.0%	9.0%
Gross profit	5,435.5			(147.5)	5,288.0	-2.7%	-2.7%
% Gross margin	62.8%				59.5%	-330 bps	-330 bps
SG&A excl. deprec. & amort.	(1,786.3)			(155.8)	(1,942.0)	8.7%	8.7%
SG&A deprec. & amort.	(309.8)			(52.2)	(362.0)	16.9%	16.9%
SG&A total	(2,096.1)			(208.0)	(2,304.0)	9.9%	9.9%
Other operating income/(expenses)	231.2			29.6	260.8	12.8%	12.8%
Normalized EBIT	3,570.7			(325.8)	3,244.9	-9.1%	-9.1%
% Normalized EBIT margin	41.3%				36.5%	-480 bps	-480 bps
Normalized EBITDA	4,278.6			(280.3)	3,998.3	-6.6%	-6.6%
% Normalized EBITDA margin	49.5%				45.0%	-450 bps	-450 bps

Brazil	FY18	Scope	Currency Translation	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	101,642.9			5,163.8	106,806.7	5.1%	5.1%

Net revenue	26,814.2			1,910.3	28,724.5	7.1%	7.1%
Net revenue/hl (R$)	263.8			5.1	268.9	1.9%	1.9%
COGS	(10,014.8)			(2,081.5)	(12,096.3)	20.8%	20.8%
COGS/hl (R$)	(98.5)			(14.7)	(113.3)	14.9%	14.9%
COGS excl. deprec. & amort.	(8,513.8)			(2,078.2)	(10,592.0)	24.4%	24.4%
COGS/hl excl. deprec. & amort. (R$)	(83.8)			(15.4)	(99.2)	18.4%	18.4%
Gross profit	16,799.4			(171.2)	16,628.2	-1.0%	-1.0%
% Gross margin	62.7%				57.9%	-480 bps	-480 bps
SG&A excl. deprec. & amort.	(6,970.1)			(250.8)	(7,220.9)	3.6%	3.6%
SG&A deprec. & amort.	(1,157.3)			(207.5)	(1,364.8)	17.9%	17.9%
SG&A total	(8,127.4)			(458.3)	(8,585.7)	5.6%	5.6%
Other operating income/(expenses)	965.0			(138.6)	826.4	-14.4%	-14.4%
Normalized EBIT	9,637.0			(768.1)	8,868.9	-8.0%	-8.0%
% Normalized EBIT margin	35.9%				30.9%	-500 bps	-500 bps
Normalized EBITDA	12,295.3			(557.3)	11,737.9	-4.5%	-4.5%
% Normalized EBITDA margin	45.9%				40.9%	-500 bps	-500 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 11

BEER BRAZIL

During the 4Q19, as anticipated in 3Q, some of the market dynamics were carried into this quarter, with the impact been reflected into a combination of a 0.2% lower net revenue per hectoliter and a 1.4% volume growth. Despite positive topline, EBITDA for Beer Brazil was R$ 3,395.3 million (-12.5%), with EBITDA margin contraction of 710bps to 44.9%, pressured by a strong increase in commodities and FX costs. Cash COGS and cash COGS/hl were up 19.2% and 17.5%, respectively. Cash SG&A increased by 6.4%, impacted driven by phasing between Q3 and Q4.

In FY19, we had a balanced topline, with volume growing by 3.2%, while net revenue per hectoliter increased by 2.4%. Nielsen reported industry growth of 2.4%. Our EBITDA declined by 6.5%, and margin contracted 530bps, mostly explained by commodities and FX impacts.

Beer Brazil	4Q18	Scope	Currency Translation	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,263.7			334.1	23,597.8	1.4%	1.4%

Net revenue	7,471.5			89.5	7,561.0	1.2%	1.2%
Net revenue/hl (R$)	321.2			(0.8)	320.4	-0.2%	-0.2%
COGS	(2,616.2)			(431.5)	(3,047.7)	16.5%	16.5%
COGS/hl (R$)	(112.5)			(16.7)	(129.2)	14.8%	14.8%
COGS excl. deprec. & amort.	(2,272.9)			(435.7)	(2,708.6)	19.2%	19.2%
COGS/hl excl. deprec. & amort. (R$)	(97.7)			(17.1)	(114.8)	17.5%	17.5%
Gross profit	4,855.3			(342.0)	4,513.3	-7.0%	-7.0%
% Gross margin	65.0%				59.7%	-530 bps	-530 bps
SG&A excl. deprec. & amort.	(1,533.0)			(97.6)	(1,630.6)	6.4%	6.4%
SG&A deprec. & amort.	(275.0)			(35.8)	(310.8)	13.0%	13.0%
SG&A total	(1,808.0)			(133.4)	(1,941.4)	7.4%	7.4%
Other operating income/(expenses)	215.9			(42.3)	173.6	-19.6%	-19.6%
Normalized EBIT	3,263.2			(517.7)	2,745.5	-15.9%	-15.9%
% Normalized EBIT margin	43.7%				36.3%	-740 bps	-740 bps
Normalized EBITDA	3,881.5			(486.1)	3,395.3	-12.5%	-12.5%
% Normalized EBITDA margin	52.0%				44.9%	-710 bps	-710 bps

Beer Brazil	FY18	Scope	Currency Translation	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	77,784.2			2,479.6	80,263.7	3.2%	3.2%

Net revenue	23,008.5			1,295.8	24,304.2	5.6%	5.6%
Net revenue/hl (R$)	295.8			7.0	302.8	2.4%	2.4%
COGS	(8,214.2)			(1,823.7)	(10,037.9)	22.2%	22.2%
COGS/hl (R$)	(105.6)			(19.5)	(125.1)	18.4%	18.4%
COGS excl. deprec. & amort.	(6,918.5)			(1,818.0)	(8,736.5)	26.3%	26.3%
COGS/hl excl. deprec. & amort. (R$)	(88.9)			(19.9)	(108.8)	22.4%	22.4%
Gross profit	14,794.3			(528.0)	14,266.3	-3.6%	-3.6%
% Gross margin	64.3%				58.7%	-560 bps	-560 bps
SG&A excl. deprec. & amort.	(6,029.4)			(9.1)	(6,038.5)	0.2%	0.2%
SG&A deprec. & amort.	(1,021.0)			(193.0)	(1,214.0)	18.9%	18.9%
SG&A total	(7,050.3)			(202.2)	(7,252.5)	2.9%	2.9%
Other operating income/(expenses)	740.1			(168.5)	571.6	-22.8%	-22.8%
Normalized EBIT	8,484.0			(898.6)	7,585.4	-10.6%	-10.6%
% Normalized EBIT margin	36.9%				31.2%	-570 bps	-570 bps
Normalized EBITDA	10,800.7			(699.9)	10,100.8	-6.5%	-6.5%
% Normalized EBITDA margin	46.9%				41.6%	-530 bps	-530 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 12

NAB BRAZIL

In 4Q19, EBITDA for NAB Brazil was R$ 603.0 million (+51.8%), with EBITDA margin expansion of 1,160bps to 45.3%.

Net revenue was up 13.0%, as NR/hl was down 2.5% and volume increased by 16.0%. Cash COGS and cash COGS/hl declined by 7.1% and 19.9%, respectively, due to the easy comparable in the previous year, given the phasing of NAB COGS between 3Q18 and 4Q18. Cash SG&A was up 23.0%, impacted by higher distribution expenses related to volume growth and investments in our brands.

In FY19, NAB Brazil top line was up 16.1%, with volume increase of 11.3%. Nielsen reported industry growth of 2.7%. EBITDA was up 9.5%, with EBITDA margin contraction of 230bps to 37.0%.

NAB Brazil	4Q18	Scope	Currency Translation	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,721.5			1,072.5	7,794.0	16.0%	16.0%

Net revenue	1,178.8			153.5	1,332.3	13.0%	13.0%
Net revenue/hl (R$)	175.4			(4.4)	170.9	-2.5%	-2.5%
COGS	(598.6)			41.0	(557.6)	-6.9%	-6.9%
COGS/hl (R$)	(89.1)			17.5	(71.5)	-19.7%	-19.7%
COGS excl. deprec. & amort.	(543.8)			38.5	(505.2)	-7.1%	-7.1%
COGS/hl excl. deprec. & amort. (R$)	(80.9)			16.1	(64.8)	-19.9%	-19.9%
Gross profit	580.2			194.6	774.7	33.5%	33.5%
% Gross margin	49.2%				58.1%	890 bps	890 bps
SG&A excl. deprec. & amort.	(253.2)			(58.2)	(311.4)	23.0%	23.0%
SG&A deprec. & amort.	(34.8)			(16.5)	(51.3)	47.3%	47.3%
SG&A total	(288.0)			(74.6)	(362.7)	25.9%	25.9%
Other operating income/(expenses)	15.3			71.9	87.3	nm	nm
Normalized EBIT	307.5			191.9	499.4	62.4%	62.4%
% Normalized EBIT margin	26.1%				37.5%	1140 bps	1140 bps
Normalized EBITDA	397.1			205.9	603.0	51.8%	51.8%
% Normalized EBITDA margin	33.7%				45.3%	1160 bps	1160 bps

NAB Brazil	FY18	Scope	Currency Translation	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	23,858.8			2,684.2	26,542.9	11.3%	11.3%

Net revenue	3,805.7			614.5	4,420.2	16.1%	16.1%
Net revenue/hl (R$)	159.5			7.0	166.5	4.4%	4.4%
COGS	(1,800.6)			(257.8)	(2,058.4)	14.3%	14.3%
COGS/hl (R$)	(75.5)			(2.1)	(77.5)	2.8%	2.8%
COGS excl. deprec. & amort.	(1,595.3)			(260.2)	(1,855.5)	16.3%	16.3%
COGS/hl excl. deprec. & amort. (R$)	(66.9)			(3.0)	(69.9)	4.5%	4.5%
Gross profit	2,005.2			356.7	2,361.9	17.8%	17.8%
% Gross margin	52.7%				53.4%	70 bps	70 bps
SG&A excl. deprec. & amort.	(940.8)			(241.6)	(1,182.4)	25.7%	25.7%
SG&A deprec. & amort.	(136.3)			(14.5)	(150.8)	10.6%	10.6%
SG&A total	(1,077.1)			(256.1)	(1,333.2)	23.8%	23.8%
Other operating income/(expenses)	224.9			29.9	254.8	13.3%	13.3%
Normalized EBIT	1,153.0			130.5	1,283.5	11.3%	11.3%
% Normalized EBIT margin	30.3%				29.0%	-130 bps	-130 bps
Normalized EBITDA	1,494.6			142.6	1,637.1	9.5%	9.5%
% Normalized EBITDA margin	39.3%				37.0%	-230 bps	-230 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 13

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 884.6 million (+19.1%) in 4Q19, with EBITDA margin of 45.3% (+350bps).

Net revenue increased by 9.8%, led by volume growth of 4.3% coupled with NR/hl increase of 5.3%. Cash COGS grew by 8.9%, while cash COGS/hl grew by 4.4%. Costs in Panama continue to drive pressure on margins, but are now comparable to 4Q18, when the strong volume growth since 2017 has led to additional costs in order to supply the market with no disruption. Cash SG&A increased by 0.8%, driven by savings in non-working money and lower variable compensation accruals, due to different phasing from 2018. The other operating income increase in the quarter is mainly explained by a second installment of the insurance compensation received for the damages caused by the 3Q17 hurricane season. Without such compensation, normalized EBITDA organic growth in the quarter would have been 16.5%.

In FY19, top line in CAC was up 10.0%, with volume growth of 5.3%. EBITDA grew by 22.0%, with EBITDA margin expansion of 440bps to 43.8%. Without the insurance compensation received in 2Q and 4Q, normalized EBITDA organic growth in the year would have been 19.0%.

CAC	4Q18	Scope	Currency Translation	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,634.0			155.7	3,789.7	4.3%	4.3%

Net revenue	1,714.6		69.8	168.8	1,953.2	13.9%	9.8%
Net revenue/hl (R$)	471.8		18.4	25.2	515.4	9.2%	5.3%
COGS	(780.0)		(32.2)	(31.5)	(843.7)	8.2%	4.0%
COGS/hl (R$)	(214.6)		(8.5)	0.5	(222.6)	3.7%	-0.2%
COGS excl. deprec. & amort.	(663.8)		(29.7)	(58.8)	(752.2)	13.3%	8.9%
COGS/hl excl. deprec. & amort. (R$)	(182.7)		(7.8)	(8.0)	(198.5)	8.7%	4.4%
Gross profit	934.6		37.6	137.3	1,109.5	18.7%	14.7%
% Gross margin	54.5%				56.8%	230 bps	240 bps
SG&A excl. deprec. & amort.	(334.2)		(12.4)	(2.6)	(349.2)	4.5%	0.8%
SG&A deprec. & amort.	(54.0)		(2.3)	(9.6)	(65.9)	22.0%	17.8%
SG&A total	(388.2)		(14.7)	(12.3)	(415.2)	6.9%	3.2%
Other operating income/(expenses)	1.4		1.3	30.2	32.9	nm	nm
Normalized EBIT	547.8		24.3	155.2	727.2	32.8%	28.3%
% Normalized EBIT margin	31.9%				37.2%	530 bps	540 bps
Normalized EBITDA	718.1		29.1	137.5	884.6	23.2%	19.1%
% Normalized EBITDA margin	41.9%				45.3%	340 bps	350 bps

CAC	FY18	Scope	Currency Translation	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	13,159.8			699.7	13,859.5	5.3%	5.3%

Net revenue	5,813.9		363.5	580.5	6,757.9	16.2%	10.0%
Net revenue/hl (R$)	441.8		26.2	19.6	487.6	10.4%	4.4%
COGS	(2,559.1)		(155.5)	(219.5)	(2,934.1)	14.7%	8.6%
COGS/hl (R$)	(194.5)		(11.2)	(6.0)	(211.7)	8.9%	3.1%
COGS excl. deprec. & amort.	(2,233.8)		(137.5)	(221.4)	(2,592.7)	16.1%	9.9%
COGS/hl excl. deprec. & amort. (R$)	(169.7)		(9.9)	(7.4)	(187.1)	10.2%	4.4%
Gross profit	3,254.8		208.0	361.0	3,823.9	17.5%	11.1%
% Gross margin	56.0%				56.6%	60 bps	50 bps
SG&A excl. deprec. & amort.	(1,301.1)		(73.4)	85.4	(1,289.0)	-0.9%	-6.6%
SG&A deprec. & amort.	(169.9)		(11.1)	(24.0)	(205.0)	20.7%	14.1%
SG&A total	(1,470.9)		(84.5)	61.5	(1,494.0)	1.6%	-4.2%
Other operating income/(expenses)	20.1		4.4	61.3	85.8	nm	nm
Normalized EBIT	1,803.9		127.9	483.8	2,415.6	33.9%	26.8%
% Normalized EBIT margin	31.0%				35.7%	470 bps	480 bps
Normalized EBITDA	2,299.1		157.1	505.8	2,962.0	28.8%	22.0%
% Normalized EBITDA margin	39.5%				43.8%	430 bps	440 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 14

LATIN AMERICA SOUTH (LAS)

In 4Q19, LAS delivered reported EBITDA of R$ 1,524.3 million2, which represents an organic growth of 2.2%3, with EBITDA margin of 46.9% (-540bps).

Top line rose by 13.8%, with volume growth of 0.1%, coupled with NR/hl increase of 13.7%, driven by our continued revenue management initiatives. Cash COGS and cash COGS/hl increased by 18.8% and 18.7%, respectively, negatively affected by FX, while cash SG&A grew by 37.5%. The performance in the quarter was also affected by social unrests in Bolivia and Chile.

In FY19, top line in LAS was up 15.1%, with volume decline of 3.5%. EBITDA increased by 12.3%, with EBITDA margin contraction of 110bps to 43.8%.

LAS	4Q18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,865.9				11.2	9,877.1	0.1%	0.1%

Net revenue	3,983.7	(6.7)	(1,397.4)	192.9	474.5	3,247.2	-18.5%	13.8%
Net revenue/hl (R$)	403.8	(0.7)	(141.5)	11.8	55.3	328.8	-18.6%	13.7%
COGS	(1,466.0)	1.9	475.0	(43.1)	(228.3)	(1,260.6)	-14.0%	18.2%
COGS/hl (R$)	(148.6)	0.2	48.1	(0.5)	(26.8)	(127.6)	-14.1%	18.0%
COGS excl. deprec. & amort.	(1,233.2)	1.9	374.0	(26.2)	(201.6)	(1,085.1)	-12.0%	18.8%
COGS/hl excl. deprec. & amort. (R$)	(125.0)	0.2	37.9	0.4	(23.3)	(109.9)	-12.1%	18.7%
Gross profit	2,517.7	(4.8)	(922.4)	149.8	246.2	1,986.6	-21.1%	11.3%
% Gross margin	63.2%					61.2%	-200 bps	-140 bps
SG&A excl. deprec. & amort.	(723.4)	2.0	348.1	(58.2)	(220.8)	(652.3)	-9.8%	37.5%
SG&A deprec. & amort.	(81.9)		49.8	0.2	(47.2)	(79.1)	-3.4%	91.4%
SG&A total	(805.3)	2.0	397.8	(58.0)	(267.9)	(731.4)	-9.2%	41.8%
Other operating income/(expenses)	24.6		1.4	0.6	(12.0)	14.6	-40.7%	-35.3%
Normalized EBIT	1,737.1	(2.8)	(523.1)	92.3	(33.7)	1,269.8	-26.9%	-2.1%
% Normalized EBIT margin	43.6%					39.1%	-450 bps	-640 bps
Normalized EBITDA	2,051.8	(2.8)	(673.9)	109.0	40.1	1,524.3	-25.7%	2.2%
% Normalized EBITDA margin	51.5%					46.9%	-460 bps	-540 bps

LAS	FY18	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	33,971.2	188.1			(1,168.2)	32,991.1	-2.9%	-3.5%

Net revenue	10,753.9	44.0	(2,385.1)		1,615.9	10,028.7	-6.7%	15.1%
Net revenue/hl (R$)	316.6	(0.4)	(72.3)		60.2	304.0	-4.0%	19.0%
COGS	(4,261.7)	(16.7)	817.9		(537.4)	(3,998.0)	-6.2%	12.6%
COGS/hl (R$)	(125.5)	0.2	24.8		(20.7)	(121.2)	-3.4%	16.5%
COGS excl. deprec. & amort.	(3,569.1)	(16.7)	627.5		(398.1)	(3,356.4)	-6.0%	11.2%
COGS/hl excl. deprec. & amort. (R$)	(105.1)	0.1	19.0		(15.8)	(101.7)	-3.2%	15.0%
Gross profit	6,492.2	27.3	(1,567.2)		1,078.5	6,030.7	-7.1%	16.7%
% Gross margin	60.4%					60.1%	-30 bps	90 bps
SG&A excl. deprec. & amort.	(2,251.0)	(22.8)	619.2		(609.9)	(2,264.5)	0.6%	27.1%
SG&A deprec. & amort.	(329.3)		93.1		(39.8)	(276.0)	-16.2%	12.1%
SG&A total	(2,580.4)	(22.8)	712.3		(649.7)	(2,540.5)	-1.5%	25.2%
Other operating income/(expenses)	(24.6)		14.7		(8.1)	(18.0)	-27.0%	32.7%
Normalized EBIT	3,887.2	4.5	(840.2)		420.7	3,472.2	-10.7%	10.9%
% Normalized EBIT margin	36.1%					34.6%	-150 bps	-140 bps
Normalized EBITDA	4,909.1	4.5	(1,123.7)		599.9	4,389.8	-10.6%	12.3%
% Normalized EBITDA margin	45.6%					43.8%	-180 bps	-110 bps

2 Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 20. Organic growth between 4Q19 and 4Q18 excludes the effects of hyperinflation accounting inherent to 9M, which are isolated in the column “IAS 29 9M Impact”.

3 The scope in LAS refers to the transaction on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica). The value of scopes in the fourth quarter are a result of currency variations of the YTD Scope.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 15

CANADA

Canada delivered EBITDA of R$ 517.4 million (-16.4%) in 4Q19, with EBITDA margin of 29.3% (-560bps).

Top line was down 0.5%, due to the volume decline of 1.5%, mostly driven by a soft beer industry. This was partially offset by a NR/hl growth of 1.0%. Cash COGS and cash COGS/hl increased by 16.1% and 17.8%, respectively, impacted by increased commodities prices, higher mix of imported beers and lower dilution of fixed costs. Cash SG&A increased by 4.0%, driven by higher logistics expenses, partially offset by savings in non-working money.

In FY19, net revenue in Canada was down 1.9%, with volume decline of 3.6%. EBITDA decreased by 10.7%, with EBITDA margin compression of 290bps to 29.0%.

Canada	4Q18	Scope	Currency Translation	Organic Growth	4Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,270.6			(33.5)	2,237.1	-1.5%	-1.5%

Net revenue	1,669.2		101.8	(7.9)	1,763.1	5.6%	-0.5%
Net revenue/hl (R$)	735.1		45.5	7.5	788.1	7.2%	1.0%
COGS	(584.5)		(38.6)	(46.7)	(669.8)	14.6%	8.0%
COGS/hl (R$)	(257.4)		(17.3)	(24.7)	(299.4)	16.3%	9.6%
COGS excl. deprec. & amort.	(506.6)		(35.9)	(81.4)	(623.9)	23.2%	16.1%
COGS/hl excl. deprec. & amort. (R$)	(223.1)		(16.1)	(39.7)	(278.9)	25.0%	17.8%
Gross profit	1,084.7		63.2	(54.6)	1,093.3	0.8%	-5.0%
% Gross margin	65.0%				62.0%	-300 bps	-300 bps
SG&A excl. deprec. & amort.	(572.2)		(36.5)	(23.1)	(631.7)	10.4%	4.0%
SG&A deprec. & amort.	1.3		(2.9)	(50.9)	(52.5)	nm	nm
SG&A total	(570.8)		(39.4)	(74.0)	(684.2)	19.9%	13.0%
Other operating income/(expenses)	(7.3)		0.5	16.8	9.9	nm	nm
Normalized EBIT	506.6		24.2	(111.8)	419.0	-17.3%	-22.1%
% Normalized EBIT margin	30.3%				23.8%	-650 bps	-650 bps
Normalized EBITDA	583.1		29.8	(95.6)	517.4	-11.3%	-16.4%
% Normalized EBITDA margin	34.9%				29.3%	-560 bps	-560 bps

Canada	FY18	Scope	Currency Translation	Organic Growth	FY19	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,942.9			(357.2)	9,585.7	-3.6%	-3.6%

Net revenue	6,849.3		372.6	(133.3)	7,088.6	3.5%	-1.9%
Net revenue/hl (R$)	688.9		38.9	11.8	739.5	7.4%	1.7%
COGS	(2,413.8)		(139.3)	(96.7)	(2,649.8)	9.8%	4.0%
COGS/hl (R$)	(242.8)		(14.5)	(19.1)	(276.4)	13.9%	7.9%
COGS excl. deprec. & amort.	(2,247.4)		(129.6)	(87.7)	(2,464.6)	9.7%	3.9%
COGS/hl excl. deprec. & amort. (R$)	(226.0)		(13.5)	(17.6)	(257.1)	13.8%	7.8%
Gross profit	4,435.5		233.3	(230.0)	4,438.8	0.1%	-5.2%
% Gross margin	64.8%				62.6%	-220 bps	-220 bps
SG&A excl. deprec. & amort.	(2,406.6)		(134.1)	(9.8)	(2,550.5)	6.0%	0.4%
SG&A deprec. & amort.	(106.6)		(8.2)	(41.9)	(156.8)	47.0%	39.3%
SG&A total	(2,513.3)		(142.3)	(51.7)	(2,707.3)	7.7%	2.1%
Other operating income/(expenses)	(13.1)		(0.8)	(2.2)	(16.1)	23.4%	16.9%
Normalized EBIT	1,909.1		90.2	(283.9)	1,715.4	-10.1%	-14.9%
% Normalized EBIT margin	27.9%				24.2%	-370 bps	-370 bps
Normalized EBITDA	2,182.3		108.1	(233.1)	2,057.4	-5.7%	-10.7%
% Normalized EBITDA margin	31.9%				29.0%	-290 bps	-290 bps

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 16

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 318.3 million in 4Q19 (+24.9%, organically), mainly explained by higher government grants, due to phasing between quarters in 2019, and by higher other operating income, driven by a second installment of the insurance compensation received for the damages caused in CAC operations by the 3Q17 hurricane season.

In FY19, other operating income totaled R$ 878.1 million, compared to R$ 947.3 million in the previous year.

Other operating income/(expenses)	4Q18	4Q19	FY18	FY19
R$ million

Government grants/NPV of long term fiscal incentives	198.0	250.4	820.1	761.3
(Additions to)/reversals of provisions	(8.9)	(36.4)	(42.0)	(37.8)
(Losses)/gains on disposal of property, plant and equipment and intangible assets	32.7	3.1	(29.8)	30.7
Net other operating income/(expenses)	28.2	101.3	199.0	123.8

Other operating income/(expenses)	250.0	318.3	947.3	878.1

EXCEPTIONAL ITEMS

During 4Q19, we recorded an expense of R$ 330.4 million in exceptional items (compared to an expense of R$ 103.3 million in 4Q18), mainly explained by (i) an amnesty program in the state of Mato Grosso in Brazil, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past without the formal acceptance of other states, and (ii) by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

In FY19, exceptional items totaled an expense of R$ 397.2 million, compared to an expense of R$ 86.4 million in the previous year.

Exceptional items	4Q18	4Q19	FY18	FY19
R$ million

Result from exchange transaction of shareholdings	1.3		30.0
Restructuring	(90.9)	(37.6)	(175.5)	(101.8)
Disposal of subsidiary	1.6		78.6
Aquisition of subsidiary	(1.5)		(1.5)
IAS 29 (hyperinflation) application effect	(13.8)	(2.6)	(18.0)	(5.4)
State amnesty		(290.1)		(290.1)

Exceptional items	(103.3)	(330.4)	(86.4)	(397.2)

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 17

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 1,564.3 million (-6.2%) in the quarter, explained by:

•        Interest income of R$ 151.2 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•        Interest expenses of R$ 346.3 million, which include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 70 million related to the put option associated with our investment in the Dominican Republic;

•        R$ 575.7 million of losses on derivative instruments, mainly explained by the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina;

•        Losses on non-derivative instruments of R$ 537.1 million, mainly explained by an adjustment in the fair value of the put option in the Dominican Republic and by non-cash intercompany FX variation, mostly linked to the Argentinean peso depreciation;

•        R$ 71.8 million of taxes on financial transactions;

•        R$ 183.4 million of other financial expenses, mainly explained by accruals on legal contingencies and pension plan expenses;

•        Exceptional financial expense of R$ 92.9 million, explained by the amnesty program in the state of Mato Grosso in Brazil, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past without the formal acceptance of other states, partially offset by non-cash intercompany transactions;

•        R$ 91.8 million of non-cash financial income resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 20.

Net finance results	4Q18	4Q19	FY18	FY19
R$ million

Interest income	152.1	151.2	454.0	1,068.0
Interest expenses	(394.7)	(346.3)	(1,487.7)	(1,514.3)
Gains/(losses) on derivative instruments	(585.7)	(575.7)	(1,181.1)	(1,286.1)
Gains/(losses) on non-derivative instruments	(355.5)	(537.1)	(872.0)	(951.9)
Taxes on financial transactions	(103.1)	(71.8)	(337.6)	(202.1)
Other financial income/(expenses), net	(269.5)	(183.4)	(609.3)	(551.2)

Exceptional financial income/(expenses), net	(179.1)	(92.9)	(179.1)	(18.2)
Hyperinflation Argentina	67.1	91.8	182.5	346.2

Net finance results	(1,668.4)	(1,564.3)	(4,030.3)	(3,109.6)

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 18

DEBT BREAKDOWN

As of December 31, 2019, we held a net cash position of R$ 8,852.4 million (up from R$ 7,373.2 million as of December 31, 2018). Consolidated debt corresponded to R$ 3,062.8 million, whereas cash and cash equivalents less bank overdrafts totaled R$ 11,900.6 million, up from R$ 11,463.5 million as of December 31, 2018. 2018 and 2019 figures reflect the impacts resulting from IFRS16 rules, and include leasing values of R$ 1,723 million in 2018 and of R$ 2,148 million in 2019.

Debt breakdown	December 31, 2018			December 31, 2019
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	575.2	1,697.0	2,272.2	474.3	1,881.9	2,356.2
Foreign Currency	1,366.0	465.4	1,831.5	178.9	527.7	706.6
Consolidated Debt	1,941.2	2,162.4	4,103.7	653.1	2,409.7	3,062.8

Cash and Cash Equivalents less Bank Overdrafts			11,463.5			11,900.6
Current Investment Securities			13.4			14.6

Net debt/(cash)			(7,373.2)			(8,852.4)

MBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 19

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 28.2%, compared to 31.3% in 4Q18. The effective tax rate in 4Q19 was -12.4%.

In FY19, the effective tax rate was 5.8% versus 13.5% in 2018.

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution	4Q18	4Q19	FY18	FY19
R$ million

Profit before tax	4,591.5	3,755.0	13,121.6	12,943.0

Adjustment on taxable basis
Non-taxable net financial and other income	(105.9)	(325.5)	(400.8)	(1,131.0)
Goverment grants (VAT)	(518.6)	(597.8)	(1,807.3)	(1,896.0)
Share of results of joint ventures	(1.1)	11.2	(1.0)	22.3
Expenses not deductible	130.4	86.1	305.5	285.1
Foreign profits taxed in Brazil	257.0	(197.4)	(190.3)	(346.9)
	4,353.2	2,731.8	11,027.6	9,876.6
Aggregated weighted nominal tax rate	31.3%	28.2%	30.0%	28.9%
Taxes – nominal rate	(1,360.8)	(771.2)	(3,303.8)	(2,851.7)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	447.0	1,484.1	1,710.4	2,623.8
Tax benefit - amortization on tax books	17.8	19.4	72.3	80.5
Argentina's hyperinflation effect	(19.7)	40.6	(107.2)	1.4
Other tax adjustments	(212.2)	(309.0)	(145.5)	(608.8)

Income tax and social contribution expense	(1,127.8)	463.9	(1,773.9)	(754.7)
Effective tax rate	24.6%	-12.4%	13.5%	5.8%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2019.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,777,961	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,391,188,120	27.9%
Outstanding	15,729,953,382	100.0%
Treasury	3,621,907
TOTAL	15,733,575,289
Free float B3	3,141,005,101	20.0%
Free float NYSE	1,250,183,019	7.9%

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 20

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2019 closing rate for 4Q19 and FY19 results).

The Hyperinflation Accounting impacts on FY19 result from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY19 results against a dedicated line in the finance results; and (ii) the difference between the translation of the FY19 results at the closing exchange rate of December 31, 2019 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 4Q19 results under Hyperinflation Accounting are calculated as the difference between reported FY19 and 9M19 results.

The impacts in 4Q18, FY18, 4Q19, and FY19 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q18	4Q19	FY18	FY19
Indexation(1)	574.2	437.7	1,000.1	850.5
Currency(2)	110.6	(270.3)	(1,557.9)	(952.2)
Total Impact	684.9	167.4	(557.8)	(101.7)

Normalized EBITDA
R$ million	4Q18	4Q19	FY18	FY19
Indexation(1)	266.7	185.7	416.7	357.1
Currency(2)	(47.2)	(125.8)	(772.3)	(426.5)
Total Impact	219.5	60.0	(355.6)	(69.3)

BRLARS average rate			7.2963	11.9757
BRLARS closing rate	9.7574	14.8583	9.7574	14.8583

(1)     Indexation calculated at each period’s closing exchange rate.

(2)     Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q19, the application of Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 91.8 million adjustment reported in the finance results; (ii) a positive impact on the Profit of R$ 68.7 million; (iii) a positive impact on the Normalized Profit of R$45.1 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

In FY19, the impacts were (i) a positive R$ 346.2 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 0.4 million; (iii) a positive impact on the Normalized Profit of R$ 17.8 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

The 4Q results are calculated by deducting from the FY results the 9M results as published. As a consequence, LAS and Consolidated 4Q19 and 4Q18 results are impacted by the adjustment of 9M results for the cumulative inflation between September 30 and December 31, as well as by the translation of 9M results at the FY closing exchange rate, of December 31, as follows:

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 21

LAS - 9M As Reported	9M18	Scope	Currency Translation	Organic Growth	9M19	% Organic
Net revenue	10,753.9	44.0	(2,385.1)	1,615.9	10,028.7	15.1%
COGS	(4,261.7)	(16.7)	817.9	(537.4)	(3,998.0)	12.6%
COGS excl. deprec. & amort.	(3,569.1)	(16.7)	627.5	(398.1)	(3,356.4)	11.2%
Gross profit	6,492.2	27.3	(1,567.2)	1,078.5	6,030.7	16.7%
SG&A excl. deprec. & amort.	(2,251.0)	(22.8)	619.2	(609.9)	(2,264.5)	27.1%
SG&A deprec. & amort.	(329.3)	-	93.1	(39.8)	(276.0)	12.1%
SG&A total	(2,580.4)	(22.8)	712.3	(649.7)	(2,540.5)	25.2%
Other operating income/(expenses)	(24.6)	-	14.7	(8.1)	(18.0)	32.7%
Normalized EBIT	3,887.2	4.5	(840.2)	420.7	3,472.2	10.9%
Normalized EBITDA	4,909.1	4.5	(1,123.7)	599.9	4,389.8	12.3%

LAS - 9M Recalculated at FY Exchange Rates	9M18	Scope	Currency Translation	Organic Growth	9M19	% Organic
Net revenue	11,306.1	37.3	(2,983.3)	1,808.8	10,168.8	16.0%
COGS	(4,470.5)	(14.8)	1,020.6	(580.6)	(4,045.3)	13.0%
COGS excl. deprec. & amort.	(3,730.9)	(14.8)	778.2	(424.3)	(3,391.8)	11.4%
Gross profit	6,835.6	22.4	(1,962.8)	1,228.2	6,123.5	18.0%
SG&A excl. deprec. & amort.	(2,385.7)	(20.8)	773.6	(668.1)	(2,300.9)	28.0%
SG&A deprec. & amort.	(359.6)	-	117.6	(39.7)	(281.7)	11.0%
SG&A total	(2,745.3)	(20.8)	891.2	(707.7)	(2,582.6)	25.8%
Other operating income/(expenses)	(34.0)	-	21.8	(7.5)	(19.6)	22.1%
Normalized EBIT	4,056.3	1.7	(1,049.7)	513.0	3,521.3	12.7%
Normalized EBITDA	5,155.6	1.7	(1,409.7)	708.9	4,456.5	13.8%

LAS - 9M Recalculation Impact in 4Q	9M18	Scope	Currency Translation	Organic Growth	9M19	% Organic
Net revenue	552.2	(6.7)	(598.2)	192.9	140.1
COGS	(208.8)	1.9	202.7	(43.1)	(47.4)
COGS excl. deprec. & amort.	(161.7)	1.9	150.7	(26.2)	(35.4)
Gross profit	343.4	(4.8)	(395.6)	149.8	92.7
SG&A excl. deprec. & amort.	(134.6)	2.0	154.4	(58.2)	(36.4)
SG&A deprec. & amort.	(30.3)	-	24.5	0.2	(5.6)
SG&A total	(164.9)	2.0	178.9	(58.0)	(42.0)
Other operating income/(expenses)	(9.3)	-	7.1	0.6	(1.6)
Normalized EBIT	169.1	(2.8)	(209.5)	92.3	49.1
Normalized EBITDA	246.5	(2.8)	(286.0)	109.0	66.7

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 9M Impact”. Organic percentage growth rates for 4Q19 are calculated by considering the “Organic growth” reported in the tables in the applicable sections, over “4Q18” base adjusted for the 9M18 recalculation.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q18	4Q19	FY18	FY19
R$ million

Profit - Ambev holders	3,360.6	4,099.7	10,995.0	11,780.0
Non-controlling interest	103.1	119.3	352.7	408.4
Income tax expense	1,127.8	(463.9)	1,773.9	754.7
Profit before taxes	4,591.5	3,755.0	13,121.6	12,943.0
Share of results of joint ventures	(1.1)	11.2	(1.0)	22.3
Net finance results	1,668.4	1,564.3	4,030.3	3,109.6
Exceptional items	103.3	330.4	86.4	397.2
Normalized EBIT	6,362.1	5,660.9	17,237.3	16,472.1
Depreciation & amortization - total	1,269.6	1,263.8	4,448.4	4,675.0
Normalized EBITDA	7,631.6	6,924.7	21,685.7	21,147.1

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 23

Q4 2019 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto Chief Executive Officer Fernando Tennenbaum Chief Financial and Investor Relations Officer
Language:	English
Date:	February 27, 2020 (Thursday)
Time:
Phone number:	US participants International participants	+1 (844) 435-0325 +1 (412) 317-6367
Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcastlite.mziq.com/cover.html?webcastId=be75f9a7-93ad-4b2a-9e97-f1c45ef6b95b

A slide presentation will be available for download in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10138764 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2018 (4Q18). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q18	4Q19%		4Q18	4Q19%		4Q18	4Q19%		4Q18	4Q19%		4Q18	4Q19%		4Q18	4Q19%		4Q18	4Q19%
Volume (000 hl)	23,263.7	23,597.8	1.4%	6,721.5	7,794.0	16.0%	29,985.2	31,391.8	4.7%	3,634.0	3,789.7	4.3%	9,865.9	9,877.1	0.1%	2,270.6	2,237.1	-1.5%	45,755.8	47,295.7	3.4%

R$ million
Net revenue	7,471.5	7,561.0	1.2%	1,178.8	1,332.3	13.0%	8,650.3	8,893.4	2.8%	1,714.6	1,953.2	9.8%	3,983.7	3,247.2	13.8%	1,669.2	1,763.1	-0.5%	16,017.8	15,856.8	5.7%
% of total	46.6%	47.7%		7.4%	8.4%		54.0%	56.1%		10.7%	12.3%		24.9%	20.5%		10.4%	11.1%		100.0%	100.0%
COGS	(2,616.2)	(3,047.7)	16.5%	(598.6)	(557.6)	-6.9%	(3,214.8)	(3,605.3)	12.1%	(780.0)	(843.7)	4.0%	(1,466.0)	(1,260.6)	18.2%	(584.5)	(669.8)	8.0%	(6,045.4)	(6,379.4)	11.9%
% of total	43.3%	47.8%		9.9%	8.7%		53.2%	56.5%		12.9%	13.2%		24.3%	19.8%		9.7%	10.5%		100.0%	100.0%
Gross profit	4,855.3	4,513.3	-7.0%	580.2	774.7	33.5%	5,435.5	5,288.0	-2.7%	934.6	1,109.5	14.7%	2,517.7	1,986.6	11.3%	1,084.7	1,093.3	-5.0%	9,972.5	9,477.4	1.9%
% of total	48.7%	47.6%		5.8%	8.2%		54.5%	55.8%		9.4%	11.7%		25.2%	21.0%		10.9%	11.5%		100.0%	100.0%
SG&A	(1,808.0)	(1,941.4)	7.4%	(288.0)	(362.7)	25.9%	(2,096.1)	(2,304.0)	9.9%	(388.2)	(415.2)	3.2%	(805.3)	(731.4)	41.8%	(570.8)	(684.2)	13.0%	(3,860.4)	(4,134.8)	15.2%
% of total	46.8%	47.0%		7.5%	8.8%		54.3%	55.7%		10.1%	10.0%		20.9%	17.7%		14.8%	16.5%		100.0%	100.0%
Other operating income/(expenses)	215.9	173.6	-19.6%	15.3	87.3	nm	231.2	260.8	12.8%	1.4	32.9	nm	24.6	14.6	-35.3%	(7.3)	9.9	nm	250.0	318.3	24.9%
% of total	86.4%	54.5%		6.1%	27.4%		92.5%	81.9%		0.6%	10.3%		9.8%	4.6%		-2.9%	3.1%		100.0%	100.0%
Normalized EBIT	3,263.2	2,745.5	-15.9%	307.5	499.4	62.4%	3,570.7	3,244.9	-9.1%	547.8	727.2	28.3%	1,737.1	1,269.8	-2.1%	506.6	419.0	-22.1%	6,362.1	5,660.9	-5.1%
% of total	51.3%	48.5%		4.8%	8.8%		56.1%	57.3%		8.6%	12.8%		27.3%	22.4%		8.0%	7.4%		100.0%	100.0%
Normalized EBITDA	3,881.5	3,395.3	-12.5%	397.1	603.0	51.8%	4,278.6	3,998.3	-6.6%	718.1	884.6	19.1%	2,051.8	1,524.3	2.2%	583.1	517.4	-16.4%	7,631.6	6,924.7	-2.7%
% of total	50.9%	49.0%		5.2%	8.7%		56.1%	57.7%		9.4%	12.8%		26.9%	22.0%		7.6%	7.5%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.0%	-40.3%		-50.8%	-41.9%		-37.2%	-40.5%		-45.5%	-43.2%		-36.8%	-38.8%		-35.0%	-38.0%		-37.7%	-40.2%
Gross profit	65.0%	59.7%		49.2%	58.1%		62.8%	59.5%		54.5%	56.8%		63.2%	61.2%		65.0%	62.0%		62.3%	59.8%
SG&A	-24.2%	-25.7%		-24.4%	-27.2%		-24.2%	-25.9%		-22.6%	-21.3%		-20.2%	-22.5%		-34.2%	-38.8%		-24.1%	-26.1%
Other operating income/(expenses)	2.9%	2.3%		1.3%	6.6%		2.7%	2.9%		0.1%	1.7%		0.6%	0.4%		-0.4%	0.6%		1.6%	2.0%
Normalized EBIT	43.7%	36.3%		26.1%	37.5%		41.3%	36.5%		31.9%	37.2%		43.6%	39.1%		30.3%	23.8%		39.7%	35.7%
Normalized EBITDA	52.0%	44.9%		33.7%	45.3%		49.5%	45.0%		41.9%	45.3%		51.5%	46.9%		34.9%	29.3%		47.6%	43.7%

Per hectoliter - (R$/hl)
Net revenue	321.2	320.4	-0.2%	175.4	170.9	-2.5%	288.5	283.3	-1.8%	471.8	515.4	5.3%	403.8	328.8	13.7%	735.1	788.1	1.0%	350.1	335.3	2.2%
COGS	(112.5)	(129.2)	14.8%	(89.1)	(71.5)	-19.7%	(107.2)	(114.8)	7.1%	(214.6)	(222.6)	-0.2%	(148.6)	(127.6)	18.0%	(257.4)	(299.4)	9.6%	(132.1)	(134.9)	8.3%
Gross profit	208.7	191.3	-8.4%	86.3	99.4	15.2%	181.3	168.5	-7.1%	257.2	292.8	10.0%	255.2	201.1	15.6%	477.7	488.7	-3.6%	217.9	200.4	0.0%
SG&A	(77.7)	(82.3)	5.9%	(42.9)	(46.5)	8.6%	(69.9)	(73.4)	5.0%	(106.8)	(109.5)	-1.1%	(81.6)	(74.1)	40.3%	(251.4)	(305.9)	14.6%	(84.4)	(87.4)	12.3%
Other operating income/(expenses)	9.3	7.4	-20.7%	2.3	11.2	nm	7.7	8.3	7.8%	0.4	8.7	nm	2.5	1.5	-46.5%	(3.2)	4.4	nm	5.5	6.7	22.0%
Normalized EBIT	140.3	116.3	-17.1%	45.7	64.1	40.1%	119.1	103.4	-13.2%	150.7	191.9	23.1%	176.1	128.6	3.3%	223.1	187.3	-20.9%	139.0	119.7	-6.7%
Normalized EBITDA	166.8	143.9	-13.8%	59.1	77.4	30.9%	142.7	127.4	-10.7%	197.6	233.4	14.3%	208.0	154.3	7.1%	256.8	231.3	-15.1%	166.8	146.4	-4.4%

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 26

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	FY18	FY19%		FY18	FY19%		FY18	FY19%		FY18	FY19%		FY18	FY19%		FY18	FY19%		FY18	FY19%
Volume (000 hl)	77,784.2	80,263.7	3.2%	23,858.8	26,542.9	11.3%	101,642.9	106,806.7	5.1%	13,159.8	13,859.5	5.3%	33,971.2	32,991.1	-3.5%	9,942.9	9,585.7	-3.6%	158,716.9	163,243.0	2.7%

R$ million
Net revenue	23,008.5	24,304.2	5.6%	3,805.7	4,420.2	16.1%	26,814.2	28,724.5	7.1%	5,813.9	6,757.9	10.0%	10,753.9	10,028.7	15.1%	6,849.3	7,088.6	-1.9%	50,231.3	52,599.7	7.9%
% of total	45.8%	46.2%		7.6%	8.4%		53.4%	54.6%		11.6%	12.8%		21.4%	19.1%		13.6%	13.5%		100.0%	100.0%
COGS	(8,214.2)	(10,037.9)	22.2%	(1,800.6)	(2,058.4)	14.3%	(10,014.8)	(12,096.3)	20.8%	(2,559.1)	(2,934.1)	8.6%	(4,261.7)	(3,998.0)	12.6%	(2,413.8)	(2,649.8)	4.0%	(19,249.4)	(21,678.2)	15.3%
% of total	42.7%	46.3%		9.4%	9.5%		52.0%	55.8%		13.3%	13.5%		22.1%	18.4%		12.5%	12.2%		100.0%	100.0%
Gross profit	14,794.3	14,266.3	-3.6%	2,005.2	2,361.9	17.8%	16,799.4	16,628.2	-1.0%	3,254.8	3,823.9	11.1%	6,492.2	6,030.7	16.7%	4,435.5	4,438.8	-5.2%	30,981.9	30,921.6	3.4%
% of total	47.8%	46.1%		6.5%	7.6%		54.2%	53.8%		10.5%	12.4%		21.0%	19.5%		14.3%	14.4%		100.0%	100.0%
SG&A	(7,050.3)	(7,252.5)	2.9%	(1,077.1)	(1,333.2)	23.8%	(8,127.4)	(8,585.7)	5.6%	(1,470.9)	(1,494.0)	-4.2%	(2,580.4)	(2,540.5)	25.2%	(2,513.3)	(2,707.3)	2.1%	(14,692.0)	(15,327.5)	7.5%
% of total	48.0%	47.3%		7.3%	8.7%		55.3%	56.0%		10.0%	9.7%		17.6%	16.6%		17.1%	17.7%		100.0%	100.0%
Other operating income/(expenses)	740.1	571.6	-22.8%	224.9	254.8	13.3%	965.0	826.4	-14.4%	20.1	85.8	nm	(24.6)	(18.0)	32.7%	(13.1)	(16.1)	16.9%	947.3	878.1	-9.2%
% of total	78.1%	65.1%		23.7%	29.0%		101.9%	94.1%		2.1%	9.8%		-2.6%	-2.0%		-1.4%	-1.8%		100.0%	100.0%
Normalized EBIT	8,484.0	7,585.4	-10.6%	1,153.0	1,283.5	11.3%	9,637.0	8,868.9	-8.0%	1,803.9	2,415.6	26.8%	3,887.2	3,472.2	10.9%	1,909.1	1,715.4	-14.9%	17,237.3	16,472.1	-0.9%
% of total	49.2%	46.0%		6.7%	7.8%		55.9%	53.8%		10.5%	14.7%		22.6%	21.1%		11.1%	10.4%		100.0%	100.0%
Normalized EBITDA	10,800.7	10,100.8	-6.5%	1,494.6	1,637.1	9.5%	12,295.3	11,737.9	-4.5%	2,299.1	2,962.0	22.0%	4,909.1	4,389.8	12.3%	2,182.3	2,057.4	-10.7%	21,685.7	21,147.1	1.5%
% of total	49.8%	47.8%		6.9%	7.7%		56.7%	55.5%		10.6%	14.0%		22.6%	20.8%		10.1%	9.7%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.7%	-41.3%		-47.3%	-46.6%		-37.3%	-42.1%		-44.0%	-43.4%		-39.6%	-39.9%		-35.2%	-37.4%		-38.3%	-41.2%
Gross profit	64.3%	58.7%		52.7%	53.4%		62.7%	57.9%		56.0%	56.6%		60.4%	60.1%		64.8%	62.6%		61.7%	58.8%
SG&A	-30.6%	-29.8%		-28.3%	-30.2%		-30.3%	-29.9%		-25.3%	-22.1%		-24.0%	-25.3%		-36.7%	-38.2%		-29.2%	-29.1%
Other operating income/(expenses)	3.2%	2.4%		5.9%	5.8%		3.6%	2.9%		0.3%	1.3%		-0.2%	-0.2%		-0.2%	-0.2%		1.9%	1.7%
Normalized EBIT	36.9%	31.2%		30.3%	29.0%		35.9%	30.9%		31.0%	35.7%		36.1%	34.6%		27.9%	24.2%		34.3%	31.3%
Normalized EBITDA	46.9%	41.6%		39.3%	37.0%		45.9%	40.9%		39.5%	43.8%		45.6%	43.8%		31.9%	29.0%		43.2%	40.2%

Per hectoliter - (R$/hl)
Net revenue	295.8	302.8	2.4%	159.5	166.5	4.4%	263.8	268.9	1.9%	441.8	487.6	4.4%	316.6	304.0	19.0%	688.9	739.5	1.7%	316.5	322.2	5.0%
COGS	(105.6)	(125.1)	18.4%	(75.5)	(77.5)	2.8%	(98.5)	(113.3)	14.9%	(194.5)	(211.7)	3.1%	(125.5)	(121.2)	16.6%	(242.8)	(276.4)	7.9%	(121.3)	(132.8)	12.2%
Gross profit	190.2	177.7	-6.5%	84.0	89.0	5.9%	165.3	155.7	-5.8%	247.3	275.9	5.5%	191.1	182.8	20.7%	446.1	463.1	-1.7%	195.2	189.4	0.6%
SG&A	(90.6)	(90.4)	-0.3%	(45.1)	(50.2)	11.3%	(80.0)	(80.4)	0.5%	(111.8)	(107.8)	-9.0%	(76.0)	(77.0)	29.6%	(252.8)	(282.4)	5.9%	(92.6)	(93.9)	4.6%
Other operating income/(expenses)	9.5	7.1	-25.2%	9.4	9.6	1.8%	9.5	7.7	-18.5%	1.5	6.2	nm	(0.7)	(0.5)	37.4%	(1.3)	(1.7)	21.3%	6.0	5.4	-11.7%
Normalized EBIT	109.1	94.5	-13.4%	48.3	48.4	0.1%	94.8	83.0	-12.4%	137.1	174.3	20.4%	114.4	105.2	14.7%	192.0	179.0	-11.7%	108.6	100.9	-3.5%
Normalized EBITDA	138.9	125.8	-9.4%	62.6	61.7	-1.5%	121.0	109.9	-9.1%	174.7	213.7	15.8%	144.5	133.1	16.1%	219.5	214.6	-7.4%	136.6	129.5	-1.2%

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 27

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2018	December 31, 2019

Assets
Current assets
Cash and cash equivalents	11,463.5	11,900.7
Investment securities	13.4	14.6
Derivative financial instruments	220.0	172.1
Trade receivables	4,879.3	4,495.5
Inventories	5,401.8	5,978.6
Income tax and social contributions receivable	1,285.4	1,831.4
Other taxes receivable	863.3	2,242.7
Other assets	1,202.9	985.6
	25,329.6	27,621.1

Non-current assets
Investment securities	147.3	163.6
Derivative financial instruments	34.9	1.2
Income tax and social contributions receivable	3,834.4	4,331.9
Deferred tax assets	2,064.7	2,950.1
Other taxes receivable	539.8	671.1
Other assets	1,687.4	1,751.7
Employee benefits	64.3	56.2
Investments in joint ventures	257.1	303.4
Property, plant and equipment	21,638.0	22,576.3
Intangible	5,840.6	6,306.4
Goodwill	34,276.2	35,009.9
	70,384.8	74,121.8

Total assets	95,714.4	101,742.9

Equity and liabilities
Current liabilities
Trade payables	14,050.0	15,069.6
Derivative financial instruments	679.3	355.3
Interest-bearing loans and borrowings	1,941.2	653.1
Bank overdrafts		0.0
Payroll and social security payables	851.6	833.0
Dividends and interest on shareholder´s equity payable	807.0	956.6
Income tax and social contribution payable	1,558.6	1,394.2
Taxes and contributions payable	3,781.6	4,108.5
Other liabilities	1,366.6	1,530.7
Provisions	173.0	110.0
	25,209.0	25,011.0

Non-current liabilities
Trade payables	126.1	309.6
Derivative financial instruments	2.5	0.1
Interest-bearing loans and borrowings	2,162.4	2,409.7
Deferred tax liabilities	2,424.6	2,371.1
Income tax and social contribution payable	2,227.8	2,219.6
Taxes and contributions payable	675.6	645.2
Put option granted on subsidiary and other liabilities	2,661.8	3,145.4
Provisions	426.2	371.0
Employee benefits	2,343.7	2,704.5
	13,050.6	14,175.9

Total liabilities	38,259.6	39,186.9

Equity
Issued capital	57,710.2	57,866.8
Reserves	70,122.6	75,685.7
Comprehensive income	(71,584.8)	(72,274.5)
Equity attributable to equity holders of Ambev	56,248.0	61,278.0
Non-controlling interests	1,206.8	1,278.0
Total Equity	57,454.8	62,556.0

Total equity and liabilities	95,714.4	101,742.9

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 28

CONSOLIDATED INCOME STATEMENT	4Q18	4Q19	FY18	FY19
R$ million

Net revenue	16,017.8	15,856.8	50,231.3	52,599.7
Cost of goods sold	(6,045.4)	(6,379.4)	(19,249.4)	(21,678.2)
Gross profit	9,972.5	9,477.4	30,981.9	30,921.6

Distribution expenses	(1,891.5)	(1,956.7)	(6,607.2)	(6,951.4)
Sales and marketing expenses	(1,374.1)	(1,499.6)	(5,721.3)	(5,696.1)
Administrative expenses	(594.8)	(678.6)	(2,363.5)	(2,680.0)
Other operating income/(expenses)	250.0	318.3	947.3	878.1

Normalized EBIT	6,362.1	5,660.9	17,237.3	16,472.1

Exceptional items	(103.3)	(330.4)	(86.4)	(397.2)

Income from operations (EBIT)	6,258.8	5,330.5	17,150.9	16,074.9

Net finance results	(1,668.4)	(1,564.3)	(4,030.3)	(3,109.6)
Share of results of joint ventures	1.1	(11.2)	1.0	(22.3)

Profit before income tax	4,591.5	3,755.0	13,121.6	12,943.0

Income tax expense	(1,127.8)	463.9	(1,773.9)	(754.7)

Profit	3,463.7	4,219.0	11,347.7	12,188.3
Equity holders of Ambev	3,360.6	4,099.7	10,995.0	11,780.0
Non-controlling interest	103.1	119.3	352.7	408.4

Basic earnings per share (R$)	0.21	0.26	0.70	0.75
Diluted earnings per share (R$)	0.21	0.26	0.69	0.74

Normalized Profit	3,724.7	4,633.5	11,561.6	12,549.9

Normalized basic earnings per share (R$)	0.23	0.29	0.71	0.77
Normalized diluted earnings per share (R$)	0.23	0.28	0.71	0.76

Nº of basic shares outstanding (million of shares)	15,720.5	15,730.2	15,718.1	15,727.5
Nº of diluted shares outstanding (million if shares)	15,858.8	15,871.7	15,856.2	15,869.0

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

Fourth Quarter and Full Year 2019 Results February 27, 2020 Page | 29

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q18	4Q19	FY18	FY19
R$ million

Profit	3,463.7	4,219.0	11,347.7	12,188.3
Depreciation, amortization and impairment	1,268.4	1,264.1	4,448.4	4,675.2
Impairment losses on receivables and inventories	20.5	47.9	125.6	149.3
Additions/(reversals) in provisions and employee benefits	40.3	368.1	171.7	507.7
Net finance cost	1,668.4	1,564.3	4,030.3	3,109.6
Loss/(gain) on sale of property, plant and equipment and intangible assets	(32.7)	(14.7)	29.8	(73.9)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(80.2)		(80.2)
Equity-settled share-based payment expense	42.6	46.1	161.0	205.7
Income tax expense	1,127.8	(463.9)	1,773.9	754.7
Share of result of joint ventures	(1.1)	11.2	(1.0)	22.3
Other non-cash items included in the profit	(429.1)	(297.0)	(1,239.2)	(1,080.7)
Cash flow from operating activities before changes in working capital and provisions	7,088.7	6,745.0	20,768.0	20,458.2
(Increase)/decrease in trade and other receivables	(574.6)	(975.0)	(149.2)	(721.9)
(Increase)/decrease in inventories	(177.2)	(190.5)	(1,167.2)	(844.1)
Increase/(decrease) in trade and other payables	2,762.5	3,464.3	869.8	1,382.0
Cash generated from operations	9,099.4	9,043.8	20,321.4	20,274.1
Interest paid	(353.5)	(69.1)	(773.8)	(405.1)
Interest received	(14.9)	149.0	500.4	543.3
Dividends received	8.2	1.9	9.3	4.2
Income tax and social contributions paid	51.2	509.1	(1,711.3)	(2,035.3)
Cash flow from operating activities	8,790.4	9,634.9	18,346.1	18,381.3

Proceeds from sale of property, plant, equipment and intangible assets	62.1	123.6	102.4	190.8
Proceeds from sale of operations in subsidiaries		204.1		205.4
Acquisition of property, plant, equipment and intangible assets	(1,352.8)	(2,003.9)	(3,571.0)	(5,069.4)
Acquisition of subsidiaries, net of cash acquired	3,069.1	(18.8)	(133.4)	(98.1)
Acquisition of other investments	(3.5)	(16.6)	(8.5)	(62.1)
(Investments)/net proceeds of debt securities	1.2	1.2	(16.1)	(8.0)
Net proceeds/(acquisition) of other assets	(10.7)	(202.3)	(49.1)	2.9
Cash flow used in investing activities	1,765.5	(1,912.7)	(3,675.7)	(4,838.6)

Capital increase			6.2	12.8
Capital increase in non-controling		(29.0)		(26.7)
Proceeds/(repurchase) of shares	0.9	(15.0)	7.3	(32.0)
Acquisition of non-controlling interests	(3,060.6)	(0.0)	(3,060.6)	(0.5)
Proceeds from borrowings	(2,788.1)	46.0	2,304.9	946.1
Repayment of borrowings	463.6	(1,216.3)	(2,499.0)	(2,352.7)
Cash net finance costs other than interests	(572.3)	(1,316.0)	(1,153.2)	(2,421.9)
Payment of lease liabilities	(10.2)	(173.4)	(447.9)	(537.2)
Dividends and interest on shareholders’ equity paid	(5,129.3)	(7,644.3)	(8,814.1)	(7,871.3)
Cash flow used in financing activities	(11,095.9)	(10,348.0)	(13,656.4)	(12,283.5)

Net increase/(decrease) in Cash and cash equivalents	(540.0)	(2,625.8)	1,013.9	1,259.2
Cash and cash equivalents less bank overdrafts at beginning of period	12,202.0	15,016.9	10,352.7	11,463.5
Effect of exchange rate fluctuations	(198.5)	(490.5)	96.8	(822.1)
Cash and cash equivalents less bank overdrafts at end of period	11,463.5	11,900.6	11,463.5	11,900.6

AMBEV REPORTS 2019 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer